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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.

                                (Name of Issuer)

                            ENVIROTEST SYSTEMS CORP.

                      (Name of Person(s) Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                   29409W105
                     (Cusip Number of Class of Securities)

                            ENVIROTEST SYSTEMS CORP.
                                246 SOBRANTE WAY
                              SUNNYVALE, CA 94086
                                 (408) 774-6300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:

                           NICHOLAS P. SAGGESE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3144
                                 (213) 687-5000

                            ------------------------

                                AUGUST 19, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                     $20,000,000.00                                              $4,000.00

 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 4,444,444 shares of Class A Common Stock at the maximum tender offer price per share of $4.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                 Filing Party:
                                                            N/A
Form or Registration No.: N/A                               Date File: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Envirotest Systems Corp., a Delaware corporation ("Envirotest" or the "Company"), to purchase up to 4,444,444 shares of its Class A Common Stock, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, not greater than $4.50 nor less than $3.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is Envirotest Systems Corp., a Delaware corporation. The address of its principal executive offices is 246 Sobrante Way, Sunnyvale, California 94086.

    (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 8. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. The Company has been advised that no executive officer intends to tender Shares pursuant to the Offer. The Company has been advised, however, that certain of its directors holding an aggregate of 2,664,021 Shares have reserved the right to tender shares pursuant to the Offer but have not yet decided whether to do so. The Company does not anticipate that such directors will inform the Company if and when any decision to tender Shares is made. The Company will not supplement or amend the Offer if any such directors actually tender Shares in the Offer.

    (c) The information set forth in "Introduction" and "Section 6. Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

    (d)  This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Section 9. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "Introduction," "Section 7. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 8. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Source and Amount of Funds" and "Section 11. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Section 8. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction," "Section 7. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 8. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and "Section 15. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in "Section 10. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages 43 through 72 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, filed as Exhibit
(g)(1) hereto; (ii) pages 43 through 70 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, filed as Exhibit (g)(2) hereto; (iii) pages 3 through 8 of the Company's Quarterly Report for the quarter ended June 30, 1997, filed as Exhibit (g)(3) hereto; and (iv) pages 3 through 8 of the Company's Quarterly Report for the quarter ended June 30, 1996, filed as Exhibit (g)(4) hereto; in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  Not applicable.

    (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

    (d)  Not applicable.

    (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated August 19, 1997.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(6)     Form of Letter dated August 19, 1997, to shareholders from the Chairman of the
           Board of Directors of the Company.

(a)(7)     Press Release issued by the Company dated August 13, 1997.

(a)(8)     Form of Press Release issued by the Company dated August 19, 1997.

(a)(9)     Form of Summary Advertisement dated August 19, 1997.

(a)(10)    Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(b)        Not applicable.

(c)(1)     Stockholders' Agreement, dated as of March 30, 1993.

(c)(2)     Amended and Restated Stockholders' Agreement dated as of April 10, 1992.

(c)(3)     Amendment No. 1 to Amended and Restated Stockholders' Agreement dated as of
           November 10, 1992.

(c)(4)     Amendment No. 2 to Amended and Restated Stockholders' Agreement dated as of
           March 30, 1993.

(d)        Not Applicable.

(e)        Not Applicable.

(f)        Not Applicable.

(g)(1)     Pages 43 through 72 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

(g)(2)     Pages 43 through 70 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

(g)(3)     Pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the
           quarter ended June 30, 1997.

(g)(4)     Pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the
           quarter ended June 30, 1996.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                ENVIROTEST SYSTEMS CORP.

                                By:  /s/ CHESTER C. DAVENPORT
                                     -----------------------------------------
                                     Name: Chester C. Davenport
                                     Title: Chairman

Dated: August 19, 1997

                               INDEX TO EXHIBITS

  ITEM                                                DESCRIPTION                                                PAGE
---------  -------------------------------------------------------------------------------------------------     -----

(a)(1)     Form of Offer to Purchase dated August 19, 1997..................................................

(a)(2)     Form of Letter of Transmittal....................................................................

(a)(3)     Form of Notice of Guaranteed Delivery............................................................

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.........

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.................................................................................

(a)(6)     Form of Letter dated August 19, 1997 to shareholders from the Chairman of the Board of Directors of the Company.................................................................................

(a)(7)     Press Release issued by the Company dated August 13, 1997........................................

(a)(8)     Form of Press Release issued by the Company dated August 19, 1997................................

(a)(9)     Form of Summary Advertisement dated August 19, 1997..............................................

(a)(10)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9............

(b)        Not Applicable...................................................................................

(c)(1)     Stockholders' Agreement, dated as of March 30, 1993..............................................

(c)(2)     Amended and Restated Stockholders' Agreement dated as of April 10, 1992..........................

(c)(3)     Amendment No. 1 to Amended and Restated Stockholders' Agreement dated as of November 10, 1992....

(c)(4)     Amendment No. 2 to Amended and Restated Stockholders' Agreement dated as of March 30, 1993.......

(d)        Not Applicable...................................................................................

(e)        Not applicable...................................................................................

(f)        Not applicable...................................................................................

(g)(1)     Pages 43 through 72 of the Company's Annual Report on Form 10-K for the fiscal year ended
             September 30, 1996.............................................................................

(g)(2)     Pages 43 through 70 of the Company's Annual Report on Form 10-K for the fiscal year ended
             September 30, 1995.............................................................................

(g)(3)     Pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
             1997...........................................................................................

(g)(4)     Pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
             1996...........................................................................................

                                                                  EXHIBIT (a)(1)

                            ENVIROTEST SYSTEMS CORP.

               Offer to Purchase for Cash Up to 4,444,444 Shares
              of its Class A Common Stock Par Value $.01 Per Share
                   at a Purchase Price not Greater Than $4.50
                         Nor Less Than $3.75 Per Share

 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 17, 1997, UNLESS THE OFFER IS EXTENDED.

ENVIROTEST SYSTEMS CORP., A DELAWARE CORPORATION ("ENVIROTEST" OR THE "COMPANY"), INVITES ITS SHAREHOLDERS TO TENDER SHARES OF ITS CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), TO THE COMPANY AT PRICES NOT GREATER THAN $4.50 NOR LESS THAN $3.75 PER SHARE IN CASH, AS SPECIFIED BY TENDERING SHAREHOLDERS, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

THE COMPANY WILL, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, SELECT THE LOWEST SINGLE PER SHARE PRICE (NOT GREATER THAN $4.50 NOR LESS THAN $3.75 PER SHARE), NET TO THE SELLER IN CASH (THE "PURCHASE PRICE"), THAT WILL ALLOW IT TO BUY 4,444,444 SHARES (OR SUCH LESSER NUMBER OF SHARES AS ARE VALIDLY TENDERED AND NOT WITHDRAWN) PURSUANT TO THE OFFER INCLUDING THE PROCEDURE PURSUANT TO WHICH SHARES WILL BE ACCEPTED FOR PAYMENT AND THE PRORATION TERMS DESCRIBED HEREIN. SHARES TENDERED AT PRICES IN EXCESS OF THE PURCHASE PRICE AND SHARES NOT PURCHASED BECAUSE OF PRORATION WILL BE RETURNED. TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 17, 1997, UNLESS THE OFFER IS EXTENDED BY THE COMPANY AND, UNLESS PREVIOUSLY PURCHASED, AFTER 12:00 MIDNIGHT, NEW YORK CITY TIME ON OCTOBER 14, 1997.

                                 --------------

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5.
                                 --------------

THE SHARES ARE LISTED AND TRADED ON THE AMERICAN STOCK EXCHANGE, INC. UNDER THE SYMBOL "ENR". ON AUGUST 12, 1997, THE LAST FULL TRADING DAY ON THE AMERICAN STOCK EXCHANGE PRIOR TO THE ANNOUNCEMENT OF THE OFFER, THE CLOSING PER SHARE SALES PRICE AS REPORTED ON THE AMERICAN STOCK EXCHANGE COMPOSITE TAPE was $3 5/8 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 6.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED, HOWEVER, THAT CERTAIN OF ITS DIRECTORS HAVE RESERVED THE RIGHT TO TENDER SHARES PURSUANT TO THE OFFER BUT HAVE NOT YET DECIDED WHETHER TO DO SO. SEE SECTION 8.

                                 --------------

                      THE DEALER MANAGER FOR THE OFFER IS:

             DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION

                                 --------------

                                AUGUST 19, 1997

                                   IMPORTANT

    Any shareholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to Continental Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 2, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 2. TO EFFECT A VALID TENDER OF SHARES, SHAREHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

    THIS GENERAL SUMMARY IS PROVIDED FOR THE CONVENIENCE OF THE COMPANY'S SHAREHOLDERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS CONTAINED IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS HERETO OR THERETO.

Number of Shares to be Purchased.............  4,444,444 Shares (or such lesser number of
                                               Shares as are validly tendered and not
                                               withdrawn).

Purchase Price...............................  The Company will select the lowest single per
                                               Share net cash price, not greater than $4.50
                                               nor less than $3.75 per Share, that will
                                               allow it to buy 4,444,444 Shares (or such
                                               lesser number of Shares as are validly
                                               tendered and not withdrawn) pursuant to the
                                               Offer. Each shareholder desiring to tender
                                               Shares must specify in the Letter of
                                               Transmittal the minimum price (not greater
                                               than $4.50 nor less than $3.75 per Share) at
                                               which such shareholder is willing to have
                                               Shares purchased by the Company.

How to Tender Shares.........................  See Section 2. Call the Information Agent or
                                               consult your broker for assistance.

Brokerage Commissions........................  None.

Stock Transfer Tax...........................  None, if payment is made to the registered holder.

Expiration and Proration Dates...............  September 17, 1997, at 5:00 p.m., New York
                                               City time, unless extended by the Company.

Proration....................................  In the event that proration of tendered
                                               Shares is required, proration for each
                                               shareholder tendering Shares shall be based
                                               on the ratio of the number of Shares tendered
                                               by such shareholder at or below the Purchase
                                               Price to the total number of Shares tendered
                                               by all shareholders at or below the Purchase
                                               Price.

Payment Date.................................  As soon as practicable after the Expiration
                                               Date.

Position of the Company and its Directors....  Neither the Company nor its Board of
                                               Directors makes any recommendation to any
                                               shareholder as to whether to tender or
                                               refrain from tendering Shares.

Withdrawal Rights............................  Tendered Shares may be withdrawn at any time until 5:00 p.m., New York City time, on
                                               September 17, 1997, unless the Offer is
                                               extended by the Company and, unless
                                               previously purchased, after 12:00 Midnight,
                                               New York City time, on October 14, 1997. See
                                               Section 3.

Further Developments Regarding the Offer.....  Call the Information Agent or consult your broker.

Intention of Largest Shareholder.............  Chester Davenport, the Chairman of the Board
                                               of Directors of the Company, who beneficially
                                               owns

                                               an aggregate of 3,531,145 Shares,
                                               representing approximately 22.7% of the
                                               outstanding Shares (including Shares issuable
                                               upon exercise of Options (as defined below)
                                               held by Mr. Davenport exercisable within
                                               sixty days and Shares issuable upon the
                                               conversion of the Company's Class B Common
                                               Stock, par value $.01 per share (the "Class B
                                               Shares"), held by Mr. Davenport) as of August
                                               15, 1997, has advised the Company that he
                                               does not intend to tender any Shares pursuant
                                               to the Offer. If the Company purchases
                                               4,444,444 Shares pursuant to the Offer, and
                                               Mr. Davenport does not tender any Shares, the
                                               beneficial ownership of Mr. Davenport would
                                               increase to approximately 31.7% of the Shares
                                               outstanding immediately after the Offer. As a
                                               result of Mr. Davenport's ownership of Class
                                               B Shares, which have 1.75 votes per share, as
                                               of August 15, 1997, Mr. Davenport controls,
                                               directly or indirectly, approximately 27.2%
                                               of the vote on all matters (other than with
                                               respect to the election of directors)
                                               presented to shareholders entitled to vote
                                               thereon. If the Company purchases 4,444,444
                                               Shares pursuant to the Offer, and Mr.
                                               Davenport does not tender any Shares, such
                                               voting power would be increased to
                                               approximately 37.2% immediately after the
                                               Offer. See Section 8.

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                                              PAGE
----------------------------------------------------------------------------------------------------------------     -----
SUMMARY.........................................................................................................           3

INTRODUCTION....................................................................................................           6

THE OFFER.......................................................................................................           7
       1.  Number of Shares; Proration..........................................................................           7
       2.  Procedure for Tendering Shares.......................................................................           9
       3.  Withdrawal Rights....................................................................................          12
       4.  Purchase of Shares and Payment of Purchase Price.....................................................          13
       5.  Certain Conditions of the Offer......................................................................          14
       6.  Price Range of Shares................................................................................          16
       7.  Background and Purpose of the Offer; Certain Effects of the Offer....................................          16
       8.  Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares...          19
       9.  Source and Amount of Funds...........................................................................          21
      10.  Certain Information about the Company................................................................          21
      11.  Effects of the Offer on the Market for Shares; Registration under the Exchange Act...................          28
      12.  Certain Legal Matters; Regulatory and Foreign Approvals..............................................          28
      13.  Certain Federal Income Tax Consequences..............................................................          29
      14.  Extension of the Offer; Termination; Amendments......................................................          31
      15.  Fees and Expenses....................................................................................          31
      16.  Miscellaneous........................................................................................          32

TO THE HOLDERS OF SHARES OF CLASS A COMMON STOCK OF
ENVIROTEST SYSTEMS CORP.:

                                  INTRODUCTION

    Envirotest Systems Corp., a Delaware corporation ("Envirotest" or the "Company"), invites its shareholders to tender shares of its Class A Common Stock, par value $.01 per share (the "Shares"), to the Company at prices not greater than $4.50 nor less than $3.75 per Share in cash, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

    The Company will, upon the terms and subject to the conditions of the Offer, select the lowest single per Share price (not greater than $4.50 nor less than $3.75 per Share), net to the seller in cash (the "Purchase Price"), that will allow it to buy 4,444,444 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer including the procedure pursuant to which Shares will be accepted for payment and the proration terms described herein. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5.

    The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering shareholder in cash for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 2. In addition, the Company will pay all fees and expenses of Donaldson, Lufkin & Jenrette Securities Corporation (the "Dealer Manager"), D.F. King & Co., Inc. (the "Information Agent") and Continental Stock Transfer & Trust Company (the "Depositary") in connection with the Offer. See Section 15.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED, HOWEVER, THAT CERTAIN OF ITS DIRECTORS HOLDING AN AGGREGATE OF 2,664,021 SHARES HAVE RESERVED THE RIGHT TO TENDER SHARES PURSUANT TO THE OFFER BUT HAVE NOT YET DECIDED WHETHER TO DO SO. SEE SECTION 8.

    The Company's Board of Directors believes that the Company's financial condition and outlook and current market conditions make this an attractive time to repurchase a portion of the outstanding Shares. In addition, the Board of Directors believes that the Offer is in the best interest of the Company and its shareholders and it further believes that it will enhance shareholder value in the short term and the long term. In addition, the Offer affords to those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.

    The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $4.50 nor less than $3.75 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company. Shareholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. See Section 8.

    The Company has obtained the requisite consents from the holders of the Company's 9 1/8% Senior Notes due 2001 (the "9 1/8% Notes") and 9 5/8% Senior Subordinated Notes due 2003 (the "9 5/8% Notes") to certain amendments to the indentures governing such notes, which amendments are necessary to permit the Company to repurchase the Shares pursuant to the Offer. Such amendments, however, will not become operative until an offer to purchase up to $50 million aggregate principal amount of the 9 1/8% Notes expires, regardless of the amount of the 9 1/8% Notes tendered or acquired. As a result, concurrently herewith, holders of the 9 1/8% Notes will be invited to tender up to $50 million aggregate principal amount of 9 1/8% Notes pursuant to a debt tender offer (the "9 1/8% Notes Offer") that expires at 5:00 p.m., New York time, on September 17, 1997, the Expiration Date for the Offer. Although the 9 1/8% Notes Offer is not conditioned upon the consummation of the Offer, the expiration of the 9 1/8% Notes Offer is a condition precedent to the consummation of the Offer. See
Section 5.

    The Company believes that the reduction of the Company's outstanding debt if the Company purchases any of the $50 million aggregate principal amount of the 9 1/8% Notes, and the resulting reduction in the Company's debt service requirements, are also in the best interest of the Company and its shareholders and will enhance shareholder value in the short term and the long term.

    As of August 15, 1997, there were 13,204,396 Shares outstanding and 1,029,443 Shares issuable upon exercise of outstanding vested stock options (the " Class A Options"). As of such date, the Company also had 1,249,749 outstanding shares of its Class B Common Stock, $.01 par value per share (the "Class B Shares"), 791,026 shares issuable upon exercise of outstanding vested Class B Stock Options (the "Class B Options" and, together with the Class A Options, the "Options") and 2,026,111 shares of its Class C Common Stock, $.01 par value per share (the "Class C Shares"). The Class B Shares and the Class C Shares are each convertible into Shares at the option of the holder on a one-for-one basis.

    As of August 12, 1997, there were 282 holders of record of the Shares. The 4,444,444 Shares that the Company is offering to purchase represent approximately 33.7% of the outstanding Shares (approximately 24.3% assuming the exercise of all outstanding Options and the conversion of all outstanding Class B Shares and Class C Shares into Shares). The Shares are listed and traded on the American Stock Exchange, Inc. ("AMEX") under the symbol "ENR." On August 12, 1997, the last full trading day on AMEX prior to the announcement of the Offer, the closing per Share sales price as reported on the AMEX Composite Tape was $3 5/8. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

                                   THE OFFER

1.  NUMBER OF SHARES; PRORATION

    Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 4,444,444 Shares or such lesser number of Shares as are validly tendered prior to the Expiration Date (and not withdrawn in accordance with Section 3) at a net cash price (determined in the manner set forth below) not greater than $4.50 nor less than $3.75 per Share. The term "Expiration Date" means 5:00 p.m., New York City time, on September 17, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See
Section 14 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to the terms and conditions set forth herein, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

    The Company will select the lowest single Purchase Price that will allow it to buy 4,444,444 Shares (or such lesser number as are validly tendered and not withdrawn) pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company reserves the right, in its sole discretion, to purchase more than 4,444,444 Shares pursuant to the Offer. See Section 14. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If
(i) the Company increases or decreases the price to be paid for the Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5.

    In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares must specify the price (not greater than $4.50 nor less than $3.75 per Share) at which such shareholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, select the lowest single Purchase Price (not greater than $4.50 nor less than $3.75 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

    If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 4,444,444 Shares (or such greater number of Shares as the Company may elect to purchase in accordance with the terms hereof), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

    PRORATION. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 4,444,444 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer in accordance with the terms hereof) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares on a pro rata basis. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering Shares shall be based on the ratio of the number of Shares tendered by such shareholder at or below the Purchase Price to the total number of Shares tendered by all shareholders at or below the

Purchase Price. This ratio will be applied to shareholders tendering Shares to determine the number of Shares that will be purchased from each such shareholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately three business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

    As described in Section 13, the number of Shares that the Company will purchase from a shareholder may affect the United States Federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares, and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURE FOR TENDERING SHARES

    PROPER TENDER OF SHARES.  For Shares to be validly tendered pursuant to the
Offer:

        (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or an Agent's Message (defined below), and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m., New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

        (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

    AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH SHAREHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.25) AT WHICH SUCH SHAREHOLDER'S SHARES ARE BEING TENDERED. Shareholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

    Tendering shareholders are requested in the Letter of Transmittal to indicate whether they are tendering Shares on behalf of beneficial owners of such Shares and, if so, to indicate (i) on behalf of how many beneficial owners such Shares are being tendered and (ii) the number of such beneficial holders who are tendering all Shares beneficially owned by such holder. Pursuant to the listing rules of AMEX, the Company is required to maintain a minimum number of beneficial owners of its Shares. The information provided by tendering shareholders will assist the Company in determining whether it will be in compliance with such requirements following the Offer. See Section 5.

    SIGNATURE GUARANTEES AND METHOD OF DELIVERY. Signatures on the Letter of Transmittal need not be guaranteed if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Section, shall include any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by a firm that is a recognized member of an acceptable medallion guarantee program. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by a firm that is a recognized member of an acceptable medallion guarantee program. In this regard see Section 4 for information with respect to applicable stock transfer taxes. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message and any other documents required by the Letter of Transmittal.

    THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

    BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or an Agent's Message (as defined herein), along with any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depository and forming a part of a timely confirmation of a book-entry transfer of Shares, which states that DTC has received an express acknowledgement from the participant in DTC tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

    GUARANTEED DELIVERY. Shareholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date may tender their Shares pursuant to the guaranteed delivery procedure set forth below:

        (i) such tender must be made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company must be received by the Depositary (by hand, mail, overnight courier, telegram or facsimile transmission), prior to the Expiration Date (indicating the price at which the Shares are being tendered), including any required signature guarantee in the form set forth in such Notice of Guaranteed Delivery; and

       (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or an Agent's Message and any other documents required by this Letter of Transmittal, must be received by the Depositary within five AMEX trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

    If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the Federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the Internal Revenue Service, unless the shareholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 9 and 10 of the Letter of Transmittal.

    TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

    For a discussion of certain Federal income tax consequences to tendering shareholders, see Section 13.

    TENDERING SHAREHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares

("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's representation and warranty to the Company that (i) such shareholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4 and (ii) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

    DETERMINATIONS OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular shareholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

    CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY OR THE DEALER MANAGER. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY OR THE DEALER MANAGER WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

3.  WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section 3, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on October 14, 1997.

    For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by a firm that is a recognized member of an acceptable medallion guarantee program (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Date by again following any of the procedures described in Section 2.

    If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 3.

4.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

    The Company will, upon the terms and subject to the conditions of the Offer, select the lowest single per Share Purchase Price that will allow it to buy 4,444,444 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 4,444,444 Shares pursuant to the Offer. See Section 14. In accordance with applicable regulations of the Commission, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

    Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message and any other required documents.

    Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering shareholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 5.

    The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

    ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

5.  CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after August 19, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

        (a) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

        (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

        (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
    (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or
    (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on August 19, 1997; or

        (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

        (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

        (f) pursuant to the 1992 Stockholders' Agreement (as defined in Section
    8), any Stockholder or Permitted Transferee (as each such term is defined therein) shall, within 10 days of receiving notice from the Company of the commencement of the Offer, have given written notice to the Company that consummation of the Offer will give rise to a Voting Regulatory Problem (as defined in Section 8) for such Stockholder or Permitted Transferee; or

        (g) the Company shall have determined in its sole judgment that the acceptance for payment of, or payment for some or all of, the Shares could violate, conflict with or constitute a breach of any order, statute (including the Delaware General Corporation Law (the "DGCL")), rule, regulation, executive order, decree, or judgment of any court to which the Company may be bound or subject; or that the Shares could likely be delisted from trading on AMEX following the Offer; or

        (h) The 9 1/8% Notes Offer shall not have expired (See Section 7); or

        (i) Houlihan Lokey (as defined in Section 7) shall not have delivered to the Company a "bring-down" opinion in form and substance satisfactory to the Company with respect to the Houlihan Lokey Opinion (as defined in Section
    7).

    The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

6.  PRICE RANGE OF SHARES

    The Shares are currently listed and traded on AMEX. Through August 8, 1997, the Shares were listed and traded on the NASDAQ National Market System ("NASDAQ"). The high and low closing sales prices per Share on the NASDAQ Composite Tape as compiled from published financial sources are listed below. The Company has not paid any quarterly cash dividends during the periods indicated:

                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1995
  4th Quarter (ended September 30, 1995)...................................  $   6.125  $   3.125

FISCAL 1996
  1st Quarter (ended December 31, 1995)....................................  $   4.250  $   2.250
  2nd Quarter (ended March 31, 1996).......................................      3.625      2.500
  3rd Quarter (ended June 30, 1996)........................................      3.125      2.500
  4th Quarter (ended September 30, 1996)...................................      3.875      1.750

FISCAL 1997
  1st Quarter (ended December 31, 1996)....................................  $   3.625  $   2.125
  2nd Quarter (ended March 31, 1997).......................................      3.188      2.250
  3rd Quarter (ended June 30, 1997)........................................      3.250      1.438

    On August 12, 1997, the last full trading day on AMEX prior to the announcement of the Offer, the closing per Share sales price as reported on the AMEX Composite Tape was $3 5/8. The closing sales price per Share as reported on NASDAQ was $3 1/16 per Share on August 8, the day the Company first announced it was considering a share buy-back. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7.  BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

    The Company's Board of Directors believes that the Company's financial condition and outlook and current market conditions make this an attractive time to repurchase a portion of the outstanding Shares. In addition, the Board of Directors believes that the Offer is in the best interest of the Company and its shareholders and it further believes that it will enhance shareholder value in the short term and the long term. In addition, the Offer affords to those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.

    The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $4.50 nor less than $3.75 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company. Shareholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. See Section 8.

    The Company has obtained the requisite consents from the holders of the 9 1/8% Notes and the 9 5/8% Notes to certain amendments to the indentures governing such notes, which amendments are necessary to permit the Company to repurchase the Shares pursuant to the Offer. Such amendments, however, will not become operative until an offer to purchase up to $50 million aggregate principal amount of the

9 1/8% Notes expires, regardless of the amount of the 9 1/8% Notes tendered or acquired. As a result, concurrently herewith, holders of the 9 1/8% Notes will be invited to tender up to $50 million aggregate principal amount of 9 1/8% Notes pursuant to the 9 1/8% Notes Offer, which offer expires at 5:00 p.m., New York time, on September 17, 1997, the Expiration Date for the Offer. Although the 9 1/8% Notes Offer is not conditioned upon the consummation of the Offer, the expiration of the 9 1/8% Notes Offer is a condition precedent to the consummation of the Offer. See Section 5.

    The Company believes that the reduction of the Company's outstanding debt if the Company purchases any of the $50 million aggregate principal amount of the 9 1/8% Notes, and the resulting reduction in the Company's debt service requirements are also in the best interest of the Company and its shareholders and will enhance shareholder value in the short term and the long term.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY HAS BEEN ADVISED THAT NO EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED, HOWEVER, THAT CERTAIN OF ITS DIRECTORS HOLDING AN AGGREGATE OF 2,664,021 SHARES HAVE RESERVED THE RIGHT TO TENDER SHARES PURSUANT TO THE OFFER BUT HAVE NOT YET DECIDED WHETHER TO DO SO. SEE
SECTION 8.

    The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including, without limitation, the ability of the Company to make Restricted Payments and Investments (as defined under the indentures governing the 9 1/8% Notes and the 9 5/8% Notes), the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

    As indicated in the Unaudited Adjusted Selected Pro Forma Consolidated Financial Information of the Company set forth herein, upon completion of the Offer, and the concurrent 9 1/8% Notes Offer, the Company's shareholders' equity will be negative. To assist the Company's Board of Directors (the "Board") in its decision to undertake the Offer, the Company retained Houlihan Lokey Howard & Zukin, Financial Advisors, Inc. ("Houlihan Lokey"), a nationally recognized independent investment banking firm. Houlihan Lokey delivered an oral presentation and a written opinion to the Board and the Company dated as of August 12, 1997 (the "Houlihan Lokey Opinion"), furnishing the Board with analysis regarding its conclusions set forth in its opinion. The Houlihan Lokey Opinion does not address the Company's underlying business decision to effect the transactions described herein. Furthermore, Houlihan Lokey did not negotiate any aspect of the transactions described herein or advise the Company with respect to alternatives available to it and the Houlihan Lokey Opinion does not advise the Company or its shareholders as to the fairness of the transactions.

    After careful consideration of the Houlihan Lokey Opinion and information provided by management of the Company, the Board determined that the amount of surplus (i.e., net assets over the amount of capital) of the Company, both prior to and after giving effect to (i) the transactions relating to the amendments to certain provisions of the indentures (the "Consent Solicitation") governing the 9 1/8% Notes and the 9 5/8% Notes, including without limitation the payment of the maximum amount of the consent payments, as set forth in the Consent Solicitation Statements of the Company dated August 4, 1997 (as supplemented, the "Consent Solicitation Statements"), and the payment of all related fees and expenses, and (ii) the 9 1/8% Notes Offer, regardless of the amount of the 9 1/8% Notes tendered or acquired, and the payment of all related fees and expenses, exceeds the aggregate maximum amount of the consideration to be paid for the Shares and all fees and expenses incurred and to be incurred in connection with the Offer (regardless of whether the Shares acquired in the Offer are retired or held in treasury in accordance with the DGCL), and therefore, that the completion of such transactions, would not cause an impairment of the Company's capital.

    In addition, the Board also concluded that both immediately prior to and immediately after giving effect to the Offer, the 9 1/8% Notes Offer and the Consent Solicitation (i) the Company would be able to pay its debts, liabilities and obligations, contingent and otherwise, as they become due, and (ii) the value of the Company's assets would exceed the value of its liabilities and obligations, contingent and otherwise by an amount, in excess of the Company's capital (regardless of whether the Shares acquired in the Offer are retired or held in treasury in accordance with the DGCL).

    In rendering the Houlihan Lokey Opinion, Houlihan Lokey valued the assets of the Company, as a going concern (including goodwill) both immediately before and on a pro forma basis immediately after giving effect to the Offer and (i) the transactions contemplated by the Consent Solicitation, including without limitation the payment of the maximum amount of the consent payments as set forth in the Consent Solicitation Statements and the payment of all related fees and expenses, and (ii) the 9 1/8% Notes Offer, regardless of the amount of the 9 1/8% Notes tendered or acquired, and the payment of all related fees and expenses.

    In connection with its valuation, Houlihan Lokey was provided historical and projected operating results. The Houlihan Lokey Opinion states that Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates of the future financial results and condition of the Company. In addition to this information, Houlihan Lokey was provided other operating data and information, all of which was accepted by Houlihan Lokey, without independent verification, as representing a fair statement of historical and projected results of the Company in the opinion of management of the Company. In addition, the Houlihan Lokey Opinion states that, in the course of its investigation in connection with the Houlihan Lokey Opinion, nothing led Houlihan Lokey to believe that its acceptance and reliance of such operating data and information was unreasonable. In rendering the Houlihan Lokey Opinion, Houlihan Lokey relied upon the Company's statement that there had been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to it.

    Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of the Company. In addition, the Houlihan Lokey Opinion is necessarily based on business, economic, market and other conditions as they existed at the time of the opinion and as they could be evaluated at such time.

    Houlihan Lokey concluded that, based upon and subject to the conditions and assumptions contained in the Houlihan Lokey Opinion, assuming the Offer had been consummated as proposed as of the date of the Houlihan Lokey Opinion, immediately before and on a pro forma basis immediately after giving effect to the Offer and the (i) transactions contemplated by the Consent Solicitation, including without limitation the payment of the maximum consent payments as set forth in the Consent Solicitation Statements and the payment of all related fees and expenses, and (ii) the 9 1/8% Notes Offer, regardless of the amount of the 9 1/8% Notes tendered or acquired, and the payment of all related fees and expense:

    (a) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities;

    (b) the Company would be able to pay its debts as they mature;

    (c) the capital remaining in the Company after consummation of the Offer, the Consent Solicitation and the 9 1/8% Notes Offer would not be unreasonably small for the business in which the Company is engaged, as management indicated it is now conducted and is proposed to be conducted following the consummation of the Offer, the Consent Solicitation and the 9 1/8% Notes Offer;

    (d) the Company would be able to pay its stated liabilities (including identified contingent liabilities) as they mature; and

    (e) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities by an amount at least equal to the total par value of its capital stock.

8. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

    As of August 15, 1997, there were 13,204,396 Shares outstanding and 1,029,443 Shares issuable upon exercise of all outstanding vested Class A Options. As of such date, the Company also had 1,249,749 outstanding Class B Shares, 791,062 shares issuable upon exercise of outstanding vested Class B Options and 2,026,111 outstanding Class C Shares. The Class B Shares and the Class C Shares are each convertible into Shares at the option of the holder on a one-for-one basis.

    As of August 15, 1997, the Company's directors and executive officers as a group (11 persons) beneficially owned 9,603,634 Shares (including 1,508,720 Shares issuable to such persons upon exercise of Options exercisable within sixty days of such date and 1,249,749 Shares issuable to such persons upon conversion of the Class B Shares and Class C Shares) which constituted 60.2% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within sixty days of such date were exercised and if Class B Shares and Class C Shares held by such persons were converted into Shares) at such time. If the Company purchases 4,444,444 Shares pursuant to the Offer (24.3% of the outstanding Shares as of August 15, 1997 assuming exercise of all outstanding Options and conversion of all outstanding Class B Shares and Class C Shares) and no director or executive officer tenders Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's directors and executive officers as a group would beneficially own approximately 83.4% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within sixty days of such date were exercised and if Class B Shares and Class C Shares held by such persons were converted into Shares).

    Chester Davenport, the Chairman of the Board of Directors of the Company, who benefically owns an aggregate of 3,531,145 Shares (including Shares issuable upon exercise of Options held by Mr. Davenport exercisable within sixty days and Shares issuable upon the conversion of the Class B Shares held by Mr. Davenport), representing approximately 22.7% of the outstanding Shares (including Shares issuable upon exercise of Options held by Mr. Davenport exercisable within sixty days and Shares issuable upon the conversion of the Class B Shares held by Mr. Davenport) as of August 15, 1997, has advised the Company that he does not intend to tender any Shares pursuant to the Offer. If the Company purchases 4,444,444 Shares pursuant to the Offer, and Mr. Davenport does not tender any Shares, the beneficial ownership of Mr. Davenport would increase to approximately 31.7% of the Shares outstanding immediately after the Offer. As a result of Mr. Davenport's ownership of the Class B Shares, as of August 15, 1997,

Mr. Davenport controls, directly or indirectly, approximately 27.2% of the vote on all matters (other than with respect to election of directors as described below) presented to shareholders entitled to vote thereon. If the Company purchases 4,444,444 Shares pursuant to the Offer, and Mr. Davenport does not tender any Shares, such voting power would be increased to approximately 37.2% immediately after the Offer.

    The Company has been advised that no other executive officer intends to tender Shares pursuant to the Offer. The Company has been advised, however, that certain directors of the Company holding an aggregate of 2,664,021 Shares have reserved the right to tender Shares pusuant to the Offer but have not yet decided whether to do so. The Company does not anticipate that such directors will inform the Company if and when any decision to tender Shares is made. The Company will not supplement or amend the Offer if any such directors actually tender Shares in the Offer. If the Company purchases 4,444,444 Shares pursuant to the Offer, including all Shares tendered by such directors, and assuming no other director or executive officer of the Company tenders Shares in the Offer, the percentage of outstanding Shares owned beneficially by all of the Company's directors and executive officers as a group would increase to approximately 83.4% of the Shares then outstanding (including for this purpose, Shares that may be acquired by such directors and executive officers pursuant to the exercise of Options exercisable within 60 days of the date hereof and Shares issuable to such persons upon conversion of the Class B Shares and Class C Shares). The Company has no agreement, arrangement or understanding with any of its directors, executive officers, or affiliates concerning tenders of Shares by them pursuant to the Offer.

    Pursuant to the Company's Restated Certificate of Incorporation, the holder of the Shares, voting seperately as a class, are entitled to elect three directors, and the holders of the Class B Shares, voting seperately as a class, are entitled to elect the remaining six directors. In addition, other than with respect to the election of directors, the Shares have one vote per Share and the Class B Shares have 1.75 votes per share. Unless otherwise required by law, the Class C Shares generally have no voting rights. Mr. Davenport benefically owns all of the outstanding Class B Shares.

    Pursuant to the Stockholders' Agreement, dated March 30, 1993, among Chester
C. Davenport, Slivy C. Edmonds, Georgetown Partners Limited partnership ("Georgetown"), Apollo Investment Fund, L.P. ("Apollo"), Chemical Equity Associates ("CVP"), TSG Ventures Inc. ("TSG"), and any person who subsequent to March 30, 1993 holds Class B Shares, the Class B Shares are to be voted such that no more than four of the six Class B elected directors shall consist of persons who are: (i) officers or full time employees of the Company; (ii) Mr. Davenport, Ms. Edmonds or their affiliates or officers, directors, partners or employees of their affiliates or (iii) family members of either (i) or (ii). In addition, certain parties have agreed to convert all of their Class B Shares into Shares upon receiving a written notice from Apollo, CVP or TSG requesting conversion based upon the occurrence of any one of the following events: (i) Mr. Davenport ceasing to control, directly or indirectly, the voting of a majority of the outstanding Class B Shares; or (ii) Mr. Davenport, Ms. Edmonds, members of their immediate families and trusts or other entities created for their estate-planning purposes fail to have a direct or indirect pecuniary interest in at least five percent of the then outstanding shares of all classes of common stock of the Company in the aggregate.

    Pursuant to an Amended and Restated Stockholders' Agreement (the "1992 Stockholders' Agreement") dated as of April 10, 1992 among the Company, Georgetown, Gnitrow Ltd, Equico Capital Corporation, Amoco Venture Capital Company, UNC Ventures II, L.P., UNC Ventures, Inc, MESBIC Ventures, Inc., Internationale Nederlanden (U.S.) Finance Corporation, Skopbank, Apollo, CVP and certain individuals and each of their Permitted Transferees (as defined therein) (collectively, the "1992 Stockholders"), the Company is required to give written notice to each 1992 Stockholder before the Company redeems, purchases or otherwise acquires any securities. THE DISTRIBUTION OF THIS OFFER TO PURCHASE TO EACH 1992 STOCKHOLDER SHALL CONSTITUTE SUCH WRITTEN NOTICE PURSUANT TO THE 1992 STOCKHOLDERS' AGREEMENT OF THE COMPANY'S INTENTION TO PURCHASE SECURITIES.

    The 1992 Stockholders' Agreement provides that upon the written request of any 1992 Stockholder made within 10 days after its receipt of notice from the Company stating that, after giving effect to any redemption, purchase or other acquisition of securities of the Company, such 1992 Stockholder would have a Voting Regulatory Problem (defined below), the Company shall defer taking such action, including the purchase of the Shares pursuant to the Offer, for such period (not to extend beyond 30 days after such 1992 Stockholder's receipt of the Company's original notice) as such 1992 Stockholder requests to permit it and its affiliates to reduce the quantity of the Company's securities so owned in order to avoid the Voting Regulatory Problem. For purposes hereof, a Voting Regulatory Problem is one in which such 1992 Stockholder and its affiliates would own, control, or have power over a greater quantity of securities of any kind issued by the Company or any other entity than is permitted under any requirement of any governmental authority.

    Based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor, to the best of the Company's knowledge, any associates or subsidiaries or persons controlling the Company, any directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

    Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any person controlling the Company or any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

9.  SOURCE AND AMOUNT OF FUNDS

    Assuming that the Company purchases 4,444,444 Shares pursuant to the Offer at a purchase price of $4.50 per Share, the Company expects the maximum aggregate cost applicable to the Offer, to be approximately $29.5 million (including (i) the payment of the maximum consent fee payable to the holders of the 9 1/8% Notes and the 9 5/8% Notes pursuant to the Consent Solicitation for certain amendments to the the indentures governing such notes, which amendments are necessary to allow the Company to consummate the Offer, (ii) fees and expenses necessary to consummate the 9 1/8% Notes Offer, the expiration of which is necessary to consummate the Offer and (iii) other related fees and expenses). In addition, the Company may be required to pay up to an additional $50 million to purchase 9 1/8% Notes, if validly tendered pursuant to the 9 1/8% Notes Offer. The Company estimates that substantially all of the funds necessary to pay such amounts will come from cash currently held by the Company.

10. CERTAIN INFORMATION ABOUT THE COMPANY

    This Offer to Purchase contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to the Company's expectations or belief concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Such factors include, but are not limited to, general economic conditions, pending legislation or changes in existing legislation, the cyclical nature of the vehicle emission testing industry, the amounts of reserves recognized by the Company, the number of annual tests performed by the Company, the commencement of operations for a particular program and the total capital expenditure requirement for such program, the amount of revenues that will be generated under a contract and the ultimate outcome of pending litigation. A number of such factors are set forth in the Company's filings with the Commission, including the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

    SUMMARY. The Company is the leading provider of centralized vehicle emissions testing programs for states and municipalities. These programs are established in accordance with federal regulations to test motor vehicle emissions for compliance with air pollution standards. As of June 30, 1997, the Company operated 14 of the 21 currently existing contractor-operator centralized programs in North America, and in fiscal 1997 will perform nearly 11.5 million of the approximately 16.6 million tests conducted in these programs. Envirotest is the most experienced operator in the industry, having performed more than 148 million tests since its inception in 1974. In addition, the Company is the only domestic provider of contractor-operated centralized testing services outside the United States.
    Envirotest provides governmental authorities an all-inclusive service whereby it designs, constructs, and operates centralized vehicle emissions programs. In a centralized program, vehicles are inspected in high volume, test-only facilities, operated either by a private contractor or a governmental authority. A program network generally consists of 6 or more facilities, each of which contains multiple testing lanes. In a decentralized program, vehicles are tested at numerous privately-owned facilities, such as gas stations and repair shops, which typically also perform emissions repair work. Some states have considered programs that contain elements of both a centralized and decentralized program.
    The Company's services include: designing a network that provides convenience to motorists; identifying and procuring adequate inspection sites; constructing emissions facilities with multiple test lanes; designing and installing a vehicle emissions inspection system and computer network to collect and process emissions testing data; and managing and operating the inspection program using sophisticated software and equipment developed by the Company.

    The Company's principal executive offices are located at 246 Sobrante Way, Sunnyvale, California 94086 and its telephone number is (408) 774-6300.

  RECENT DEVELOPMENTS.

    FLORIDA CONTRACT. On February 27, 1997, the Company announced that it had signed an agreement with the State of Florida extending the current contract for two additional years to March 31, 2000 at the same test fee. The extension is expected to generate aggregate revenues of up to $32 million.

    ILLINOIS CONTRACT. On June 6, 1997 the Company announced that it had signed an agreement with the State of Illinois to upgrade the State's existing centralized auto emissions testing program to an enhanced program. The agreement also extends the program, which expired on June 30, 1997, to 2006. Capital expenditures required to implement the new program are expected to total approximately $75 million.

    Under the terms of the new contract, the Company will continue to perform basic emissions testing throughout the implementation phase of the new program. Enhanced testing will commence in early 1999. The Company will earn a portion of its contracted revenue during the implementation period for performance of the basic test and other services provided during this period. Revenues for the nine-year term are expected to total approximately $385 million.

    The expected total program revenues of approximately $385 million includes an amount not to exceed $48 million that will be paid to the Company by the State during the course of the implementation of the program upgrade. These payments may be applied toward the expenditures required to implement the program.

    CALIFORNIA CANCELLATION/SETTLEMENT. As of March 31, 1997, the State of California elected to terminate the Company's contract to provide remote sensing services. The contract was expected to extend through June 30, 1998 and provide $2.3 million of revenue to the Company. The termination was related to the State's decision to reassess its future vehicle emissions testing program.

    The Company expects to enter into a Settlement Agreement with the State of California which resolves the issues related to the termination of the Company's contract with the State of California. Under the terms of the proposed Settlement Agreement, the Company will be paid $2.7 million, inclusive of outstanding receivables.

    PENNSYLVANIA SETTLEMENT. On December 11, 1996, the Company sold its right to receive the two remaining installment payments totaling $80 million (the "Receivables Assets") in principal amount due under a settlement agreement with the Commonwealth of Pennsylvania (the "Settlement Agreement") for approximately $79.4 million.

    The transaction was effected through a sale of the Receivables Assets from Envirotest Partners ("Partners"), a Pennsylvania general partnership owned by Envirotest and Envirotest Technologies, Inc., to a newly formed wholly owned subsidiary of the Company, ES Funding Corp. ("Funding"). Funding, in turn, transferred the Receivables Assets to an affiliate of a Pennsylvania bank. Funding and Partners provided certain representations in connection with the transaction, including representations as to enforceability of the Settlement Agreement against the Commonwealth, and agreed to repurchase the Receivables Assets if Partners fails to comply with its obligations under the Settlement Agreement.

    The Settlement Agreement requires the Company to use its best efforts to dispose of the assets it acquired to perform vehicle emissions testing services in Pennsylvania. If the net proceeds received by the Company from the sale of the assets is less than $55 million, Pennsylvania is obligated to pay the Company fifty percent of the difference up to $11 million no later than July 31, 1998. Should the net proceeds from the sale of the real estate and other program related assets exceed $55 million, the Company is obligated to pay the Commonwealth 75% of the amount by which the net proceeds exceed $55 million. Based upon the experience with recent sales of these assets and the sufficiency of reserves, the Company believes that upon final disposition of properties no loss will be recognized.

    Gain on the Pennsylvania settlement of $3.9 million during the third fiscal quarter 1997 represents adjustments to provisions made in prior periods for claims resulting as a consequence of the Pennsylvania contract cancellation that have been settled, resolved or are unlikely to present future liability. A one-time gain on the Pennsylvania settlement of $15.3 million was included in the nine months ended June 30, 1996.

    Under the terms of the indentures governing the 9 1/8% Notes and the 9 5/8% Notes, in the event the Receivables Assets are deemed to be Net Cash Proceeds (as defined in the indentures), the Company is required to invest such proceeds within 24 months in a Related Business (as defined in the indentures) or make an offer to purchase 9 1/8% Notes at a price of par, plus accrued and unpaid interest to the date of purchase. This Offer is being made pursuant to and in accordance with Section 4.14 of the indentures and, as a result, the proceeds used by the Company to repurchase the 9 1/8% Notes will reduce the amount required to be applied by the Company in accordance with Section 4.14 of the indentures as a result of the sale of Receivables Assets.

    OHIO. In July 1997, the Ohio legislature passed legislation related to the Ohio vehicle inspection program (which is currently an enhanced program) that included the following key provisions:

    - Requires a basic test in the program regions operated by the Company;

    - Establishes an inspection fee ceiling of $18.75;

    - Allows an annual CPI adjustment to the inspection fee with a cap of $.50; and

    - Requires that the State negotiate the requisite changes to the program within 30 days. If the contract is not modified within 30 days, then it will be submitted to binding arbitration.

    The Company currently collects fees of $17.15, $18.93 and $16.98 for each of its test regions in the State. It is unclear how such legislation, if enacted, would effect the fees charged in each of the Company's test regions within the State.

    Governor Voinovich has indicated that he intends to veto the legislation, however a veto is not expected until early September. The Senate voted 24 to 9 in favor of the legislation (a Senate veto override needs 20 votes) and the House passed the bill by a margin of 71 to 25 (60 votes are needed for a veto override).

    OTHER. On August 15, 1997, the Company entered into an agreement with Hughes Aircraft Company to acquire the assets comprising Hughes' remote emissions sensor product line and related technologies for $3.7 million. In addition, the Company will pay a 3% royalty on future net revenues related to remote sensing sales and services over the next five years up to a cap of $10 million. These royalty payments are contingent upon future revenues from remote sensing sales and services. For the twelve months ended September 30, 1996 and the nine months ended June 30, 1997, the Company's net revenues from its remote sensing division were $1.2 million. The closing of the acquisition is expected to occur by August 31, 1997 and is subject to customary closing conditions, including completion to the Company's satisfaction of its due diligence review.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following selected historical consolidated financial information for the fiscal years ended September 30, 1995 and 1996 has been derived from the audited consolidated financial statements of the Company contained in the Company's Annual Reports on Form 10-K for the fiscal years ended September 30, 1995 and September 30, 1996. This information should be read in conjunction with and is qualified in its entirety by reference to such audited financial statements and related notes thereto. The selected historical consolidated financial information for the nine month periods ended June 30, 1996 and 1997 has not been audited but in the opinion of management contains all material adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. Such information was derived from the unaudited consolidated financial statements of the Company included in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 1996 and 1997. This information should be read in conjunction with and is qualified in its entirety by reference to such financial statements and related notes thereto.

                                                                                              (UNAUDITED)
                                                                   FISCAL YEAR ENDED       NINE MONTHS ENDED
                                                                  --------------------  ------------------------
                                                                  SEPT. 30,  SEPT. 30,   JUNE 30,     JUNE 30,
                                                                    1995       1996        1996         1997
                                                                  ---------  ---------  -----------  -----------
                                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE
                                                                                      DATA)
Statement of Operations Data:
  Contract revenues.............................................  $ 104,757  $ 124,472   $  90,764    $ 101,803
  Loss before income taxes......................................    (15,504)   (19,426)    (11,674)      (7,768)
  Net loss......................................................    (14,861)   (25,064)    (17,164)      (7,768)
  Ratio of earnings to fixed charges(1).........................         --         --          --           --

Balance Sheet Data:
  Working capital...............................................      1,770    116,608      39,607      120,038
  Total assets..................................................    457,273    480,784     496,913      465,437
  Total indebtedness............................................    388,391    429,096     430,990      422,882
  Shareholders' equity..........................................     38,045     13,154      20,999        5,370

Per Share Data:(2)
  Net loss per common share.....................................      (0.93)     (1.51)      (1.04)       (0.47)
  Book value per common share (unaudited)(3)....................       2.37       0.79        1.27         0.32
  Weighted average number of common shares outstanding..........     16,059     16,552      16,530       16,620

------------------------

(1) No ratios of earnings to fixed charges have been presented as earnings were insufficient to cover fixed charges in all periods presented. The earnings deficiencies were $15,504,000, $19,426,000, $11,674,000 and $7,768,000 for
    the years ended September 30, 1995, and 1996 and for the nine months ended June 30, 1996 and 1997, respectively.

(2) All per share data is calculated based on the weighted average number of common shares outstanding. The potential dilutive effect from the issuance of stock options is not presented since its inclusion would be anti-dilutive.

(3) Book value per share is calculated as total shareholders equity divided by the weighted average number of common shares outstanding at the end of the period.

             SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited selected pro forma consolidated financial information gives effect to the purchase of the Shares pursuant to the Offer. Such financial information has been prepared by the Company's management based on the historical financial statements of the Company and its subsidiaries, giving effect to the assumptions and adjustments in the accompanying notes as if the purchase of the Shares had occurred, for purposes of the statement of operations data, on the first day of the periods presented and, for purposes of the balance sheet data, on the applicable balance sheet date. The unaudited selected pro forma consolidated financial information should be read in conjunction with the historical financial information included and incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained for the periods presented, or what the Company's financial position would have been, had the purchase of Shares pursuant to the Offer been completed at the dates indicated or to project the Company's results of operations or financial condition for any future period or date.

                                                                                               (UNAUDITED)
                                         YEAR ENDED SEPTEMBER 30, 1996               NINE MONTHS ENDED JUNE 30, 1997
                                  -------------------------------------------  -------------------------------------------
                                                        PRO FORMA(1)                                 PRO FORMA(1)
                                               ------------------------------               ------------------------------
                                               ASSUMED $4.50   ASSUMED $3.75                ASSUMED $4.50   ASSUMED $3.75
                                  HISTORICAL   PURCHASE PRICE  PURCHASE PRICE  HISTORICAL   PURCHASE PRICE  PURCHASE PRICE
                                  -----------  --------------  --------------  -----------  --------------  --------------
                                                        (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Statement of Operations Data:
  Contract revenues.............     124,472     $  124,472      $  124,472     $ 101,803     $  101,803      $  101,803
  Loss before income taxes......     (19,426)       (21,093)        (20,904)       (7,768)        (9,018)         (8,877)
  Net loss......................     (25,064)       (26,731)        (26,542)       (7,768)        (9,018)         (8,877)
  Ratio of earnings to fixed
    charges(2)..................          --             --              --            --             --              --

Balance Sheet Data:
  Working capital...............     116,608         87,108          90,441       120,038         90,538          93,871
  Total assets..................     480,784        451,284         454,617       465,437        435,937         439,270
  Total indebtedness............     429,096        429,096         429,096       422,882        422,882         422,882
  Shareholders' equity
    (deficit)...................      13,154        (16,346)        (13,013)        5,370        (24,130)        (20,797)

Per Share Data:(3)
  Net loss per common share.....       (1.51)         (2.21)          (2.19)        (0.47)         (0.74)          (0.73)
  Book value per common share
    (unaudited)(4)..............        0.79          (1.35)          (1.07)         0.32          (1.98)          (1.71)
  Weighted average number of
    common shares outstanding...      16,552         12,108          12,108        16,620         12,176          12,176

--------------------------

(1) The pro forma information assumes that the Shares are purchased by the Company pursuant to the Offer at $4.50 per Share and $3.75 per Share. Expenses directly related to the Offer are assumed to be $9.5 million, and are included as part of the cost of the Shares to be acquired. Expenses of the Offer include (i) a consent fee of $6.5 million payable to the holders of the 9 1/8% Notes and the 9 5/8% Notes pursuant to the Consent Solicitation for certain amendments to the indentures governing such notes, which amendments are necessary to allow the Company to consummate the Offer,
    (ii) fees and expenses necessary to consummate the 9 1/8% Notes Offer, the expiration of which is required to consummate the Offer, and (iii) other related fees and expenses. The pro forma information also assumes loss of interest income for each of the periods presented.

(2) No ratios of earnings to fixed charges have been presented as earnings were insufficient to cover fixed charges in all periods presented.

(3) All per share data is calculated based on the weighted average number of common shares outstanding during the period. The potential dilutive effect from the issuance of stock options is not presented since its inclusion would be anti-dilutive.

(4) Book value per share is calculated as total shareholders equity divided by the weighed average number of common shares outstanding at the end of the period.

         ADJUSTED SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited adjusted selected pro forma consolidated financial information gives effect to (i) the purchase of Shares pursuant to the Offer and
(ii) the purchase of $50 million aggregate principal amount of 9 1/8% Notes at a price of par plus accrued and unpaid interest pursuant to the 9 1/8% Notes Offer. Such financial information has been prepared by the Company's management based on the historical financial statements of the Company and its subsidiaries, giving effect to the assumptions and adjustments in the accompanying notes as if such purchases had occurred, for purposes of the statement of operations data, on the first day of the periods presented and, for purposes of the balance sheet data, on the applicable balance sheet date. The unaudited adjusted selected pro forma consolidated financial information should be read in conjunction with the selected historical financial information included and incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained for the periods presented, or what the Company's financial position would have been, had the purchase of Shares pursuant to the Offer or the 9 1/8% Notes Offer been completed at the dates indicated or to project the Company's results of operations or financial condition for any future period or date.

                                                                                                      (UNAUDITED)
                                                YEAR ENDED SEPTEMBER 30, 1996               NINE MONTHS ENDED JUNE 30, 1997
                                         -------------------------------------------  -------------------------------------------
                                                               PRO FORMA(1)                                 PRO FORMA(1)
                                                      ------------------------------               ------------------------------
                                                      ASSUMED $4.50   ASSUMED $3.75                ASSUMED $4.50   ASSUMED $3.75
                                         HISTORICAL   PURCHASE PRICE  PURCHASE PRICE  HISTORICAL   PURCHASE PRICE  PURCHASE PRICE
                                         -----------  --------------  --------------  -----------  --------------  --------------
                                                               (UNAUDITED)

                                                             (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Statement of Operations Data:
  Contract revenues....................   $ 124,472     $  124,472      $  124,472     $ 101,803     $  101,803      $  101,803
  Income (loss) before income taxes and
    extraordinary items................     (19,426)       (19,029)        (18,840)       (7,768)        (7,613)         (7,471)
  Extraordinary items..................          --         (2,242)         (2,242)           --         (1,905)         (1,905)
  Net loss.............................     (25,064)       (26,909)        (26,720)       (7,768)        (9,518)         (9,376)
  Ratio of earnings to fixed
    charges (2)........................          --             --              --            --             --              --

Balance Sheet Data:
  Working capital......................     116,608         37,108          40,441       120,038         40,538          43,871
  Total assets.........................     480,784        399,489         402,822       465,437        383,112         386,445
  Total indebtedness...................     429,096        379,096         379,096       422,882        372,882         372,882
  Shareholders' equity (deficit).......      13,154        (17,951)        (14,617)        5,370        (25,625)        (22,291)

Per Share Data: (3)
  Loss before extraordinary items......       (1.51)         (2.03)          (2.02)        (0.47)         (0.62)          (0.61)
  Extraordinary items..................          --          (0.19)          (0.19)           --          (0.16)          (0.16)
  Net loss per common share............       (1.51)         (2.22)          (2.21)        (0.47)         (0.78)          (0.77)
  Book value per common share
    (unaudited) (4)....................        0.79          (1.48)          (1.21)         0.32          (2.10)          (1.83)
  Weighted average number of common
    shares outstanding.................      16,552         12,108          12,108        16,620         12,176          12,176

--------------------------

(1) The pro forma information assumes that the Shares are purchased by the Company pursuant to the Offer at $4.50 per share and $3.75 per share. Expenses directly related to the Offer are assumed to be $9.5 million, and are included as part of the cost of the Shares to be acquired. Expenses of the Offer include (i) a consent fee of $6.5 million payable to the holders of the 9 1/8% Notes and the 9 5/8% Notes pursuant to the Consent Solicitation for certain amendments to the indentures governing such notes, which amendments are necessary to allow the Company to consummate the Offer,
    (ii) fees and expenses necessary to consummate the 9 1/8% Notes Offer, the expiration of which is required to consummate the Offer and (iii) other related fees and expenses. The pro forma information also reflects the elimination of amortization of deferred issuance costs, original issue discounts, interest expenses and interest income with respect to the 9 1/8% Notes repurchased.

(2) No ratios of earnings to fixed charges have been presented as earnings were insufficient to cover fixed charges in all periods presented.

(3) All per share data is calculated based on the weighted average number of common shares outstanding during the period. The potential dilutive effect from the issuance of stock options is not presented since its inclusion would be anti-dilutive.

(4) Book value per share is calculated as total shareholders equity divided by the total number of common shares outstanding at the end of the period.

    ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and executive officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of AMEX at 86 Trinity Place, New York, New York 10006, on which the Shares are listed.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

    The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of shareholders. The Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from AMEX. See Section 5.

    The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares which remain ouststanding will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

    Shares the Company acquires pursuant to the Offer will be retained as treasury stock by the Company (unless and until the Company determines to retire such Shares) and will be available for the Company to issue without further shareholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

    The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

    The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition of Shares as contemplated by the Offer. Should any approval be required to be obtained or other action be required to be taken, the Company currently contemplates that it will seek such approval or take such other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or taken or would be obtained or taken without substantial conditions or that the failure to obtain any such approval or take such other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5.

13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain Federal income tax consequences of tendering Shares pursuant to the Offer. This discussion is based on Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all of the tax consequences that may be relevant to certain types of shareholders in light of their individual investment circumstances (including certain financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers) or persons who hold Shares as a position in a "straddle", "hedging" or "conversion" transaction for Federal income tax purposes. This summary assumes that shareholders hold their Shares as "capital assets" (generally, property held for investment) under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Each shareholder is urged to consult his tax advisor regarding the specific Federal, state, local and foreign income, and other tax consequences of tendering Shares pursuant to the Offer.

  GENERAL

    An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for Federal income tax purposes. As a consequence of the exchange, a shareholder will, depending on such shareholder's particular circumstances, be treated either as having "sold" his Shares or as having received a "distribution" from the Company, with the tax consequences described below.

    Pursuant to section 302 of the Code, a shareholder whose Shares are exchanged pursuant to the Offer will be treated as having sold such Shares, and thus will recognize gain or loss, provided that the exchange (i) is "not essentially equivalent to a dividend" with respect to such shareholder, (ii) is "substantially disproportionate" with respect to such shareholder, or (iii) results in a "complete termination" of such shareholder's equity interest in the Company, each as discussed below. In applying these tests, a shareholder will be treated as owning Shares actually or constructively owned by certain individuals and entities related to the shareholder. In addition, if a shareholder who exchanges Shares pursuant to the Offer also contemporaneously sells Shares otherwise than pursuant to the Offer, such other sales may possibly be taken into account in determining whether the shareholder satisfies any of the three tests described below.

    A shareholder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such shareholder's proportionate interest in the Company which results from an exchange of Shares for cash pursuant to the Offer constitutes a "meaningful reduction" given such shareholder's particular facts and circumstances. The Internal Revenue Service has indicated in a published ruling that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly-held corporation is minimal (I.E., an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction".

    An exchange of Shares for cash will be "substantially disproportionate" for a shareholder if the percentage of the then outstanding Shares actually and constructively owned by such shareholder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such shareholder immediately before the exchange.

    A shareholder that exchanges all of the Shares actually or constructively owned by such shareholder for cash will be treated as having completely terminated such shareholder's equity interest in the Company.

  SALE OR DISTRIBUTION TREATMENT

    If a shareholder is treated as having sold Shares under any of the tests described above, such shareholder will recognize capital gain or loss equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor.

    If a shareholder who exchanges Shares pursuant to the Offer is not treated as having sold such shareholder's Shares, pursuant to section 302 of the Code, the entire amount of cash received by such shareholder will be treated as the distribution of a dividend to the extent of the Company's current and accumulated earnings and profits, and will be includible in such shareholder's income without reduction for the tax basis of the Shares tendered in the exchange. No loss will be recognized. The shareholder's tax basis in the Shares exchanged will be added to such shareholder's adjusted tax basis in his remaining Shares. To the extent that the distribution is treated as a dividend to a corporate shareholder, such corporate shareholder will be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of such shareholder's adjusted tax basis in the Shares and thereafter as capital gain.

    The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, no assurance can be given as to whether a sufficient number of a shareholder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a distribution, for Federal income tax purposes pursuant to the rules discussed above.

  MAXIMUM TAX RATES APPLICABLE TO CAPITAL GAIN

    Under the recently enacted Taxpayer Relief Act of 1997, net capital gain (I.E., generally, capital gain in excess of capital loss) recognized by an individual upon the sale of a capital asset that has been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by an individual from the sale of a capital asset that has been held for more than 12 months but not for more than 18 months will continue to be subject to tax at a rate not to exceed 28%, and capital gain recognized from the sale of a capital asset that has been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

  NET OPERATING LOSSES

    Generally, a cumulative change of greater than 50% in the stock ownership of a corporation within a 3 year period (an "ownership change") will, for Federal income tax purposes, limit the amount of pre-ownership change net operating losses that the corporation may use during the post-ownership change period. The Company believes that the consummation of the Offer will not result in an ownership change. No assurance may be given, however, whether the consummation of the Offer, when taken together with future equity issuances or transfers among shareholders (which transfers may not be within the control of the Company) would trigger an ownership change.

14. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

    The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 5 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 5 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 5 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares or the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

15. FEES AND EXPENSES

    The Company has retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as the Dealer Manager in connection with the Offer. DLJ will receive a fee for their services as Dealer Manager of $125,000. The Company also has agreed to reimburse DLJ for certain expenses incurred in connection with the Offer, including out-of-pocket expenses and the reasonable fees and disbursements of their counsel and to indemnify DLJ against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. DLJ has rendered various investment banking and other advisory services to the Company in the past, for which they have received customary compensation, and can be expected to render similar services to the Company in the future. The Company has retained D.F.

King & Co., Inc. as Information Agent and Continental Stock Transfer & Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the Federal securities laws. The Dealer Manager and Information Agent may contact shareholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

    The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting tenders pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

16. MISCELLANEOUS

    The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          ENVIROTEST SYSTEMS CORP.

August 19, 1997

    Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his or her broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY

                                BY FACSIMILE TRANSMISSION:
          BY MAIL:              (FOR ELIGIBLE INSTITUTIONS    BY HAND OR OVERNIGHT COURIER:
  Reorganization Department                ONLY)                Reorganization Department
   2 Broadway, 19th Floor             (212) 509-5150             2 Broadway, 19th Floor
  New York, New York 10004            (212) 509-5152            New York, New York 10004

                                CONFIRMATION BY TELEPHONE:
                                      (212) 509-4000
                                 Reorganization Department
                                         ext. 229

    Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at the telephone numbers and addresses listed below. Requests for addition copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. King & Co., Inc.
                                77 Water Street

                            New York, New York 10005

                           (800) 549-6864 (Toll Free)

              Banks and Brokers call (212) 269-5550 (Call Collect)

                      THE DEALER MANAGER FOR THE OFFER IS:

          DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION

                            2121 Avenue of the Stars
                         Los Angeles, California 90067
                         (310) 282-5511 (Call Collect)
                             Attention: Joe Samluk